Exhibit 12

LYONDELL CHEMICAL COMPANY

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Year Ended December 31,
	2004	2003	2002	2001	2000
Income (loss) before income taxes	$77	$(481)	$(214)	$(228)	$643
Fixed charges:
Interest expense, gross	628	588	508	495	627
Portion of rentals representative of interest	63	59	51	44	46

Total fixed charges before capitalized interest	691	647	559	539	673
Capitalized interest	(1)	19	10	3	—

Total fixed charges including capitalized interest	690	666	569	542	673

Earnings	$767	$166	$345	$311	$1,316
Ratio of earnings to fixed charges (a)	1.1	—	—	—	2.0

(a)	In 2003, 2002 and 2001, earnings were insufficient to cover fixed charges by $500 million, $224 million and $231 million, respectively.